EXHIBIT 20
               [LOGO]

                                  NEWS RELEASE
AT NEW GENERATION FOODS, INC.
Jerry Flum
Chairman & CEO
(516)327-2400 ext. 224


FOR IMMEDIATE RELEASE

                         NEW GENERATION FOODS SECURES OPTION TO BUY CREDITRISK
                                      MONITOR'S INTERNET SERVICE

Lake Success, New York, September 9, 1998 --- New Generation Foods, Inc. (OTCBB:
NGNF) announced that it has entered into an option agreement to purchase the assets of the CreditRisk Monitor (CRM) credit information service from Market Guide Inc. (Nasdaq: MARG). CRM (creditriskmonitor.com) is the only real-time, interactive, Internet-based service, targeted at corporate credit personnel.

Jerry Flum, Chairman and CEO of New Generation Foods, commented, "CRM currently has over 300 customers, most of whom are major corporations, and should finish calendar 1998 with over 400 customers. CRM's service is sold on a renewable yearly subscription basis, which generates a stable recurring income stream. In addition, the Company believes that CRM's revenue may be counter cyclical to a significant extent since the importance of assessing credit risk increases if economic growth slows or declines. The Company believes that CRM's cash revenue should be approximately $1.2 million and $2.5 million for 1998 and 1999, respectively. If the option is exercised, the Company believes that CRM will have positive cash flow in 2000 and that cash flow will be sufficient to meet the balance of the purchase price due and to fund future working capital needs thereafter."

If the option is exercised, the purchase price of approximately $2.5 million is payable as follows: An initial payment of $1.5 million less adjustments by January 31, 1999, and the balance in equal monthly installments, beginning in July 2001 and ending in June 2003. Exercise of the option is at the discretion of New Generation Foods, and is dependent, in large part, on the Company's ability to raise financing of approximately $2.5 million to fund the initial payment and CRM's working capital requirement. New Generation Foods emphasized that there can be no assurance that it will conclude the transaction.

New Generation Foods is a non-operating corporation with approximately $75,000 of assets and $45,000 of liabilities, and, as previously reported, an aggregate of $16.0 million of tax loss carryforwards (expiring in varying amounts annually though 2017). The Company's capitalization consists of 399,830 shares of common stock and 1,100,000 shares of preferred stock, convertible into 3,599,000 common shares, or a total of approximately 4 million shares of common stock on a fully diluted basis.

Safe Harbor Statement: Certain statements in this press release, including statements prefaced by the words "anticipates", "estimates", "believes", "expects" or words of similar meaning, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.


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